UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

Fenbo Holdings Limited, a Cayman Islands exempted company (the “Company”), is furnishing this report on Form 6-K to provide its unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are attached hereto as Exhibit 99.2 and Exhibit 99.1, respectively.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-288588), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K and the exhibits hereto contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors, including those described under “Item 3.D. Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, that may cause actual results to differ materially from those expressed or implied by these statements. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FENBO HOLDINGS LIMITED

	By:	/s/ Huang Hongwu
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director

Date: October 19, 2026